Franklin Responsibly Sourced Gold ETF (FGDL)

FRANKLIN TEMPLETON

Commodities Factsheet as of June 30, 2023

Investment Overview

FGDL seeks to reflect the performance of the price of gold bullion, less the Fund's expenses.

LOW COST: Cost-effective and simple way of participating in the gold market via the NYSE Arca.
RESPONSIBLY SOURCED: Gold sourced from LBMA accredited refiners that are required to demonstrate their efforts to respect the environment and combat money laundering, terrorist financing and human rights abuses in accordance with the LBMA's Responsible Gold Guidance.
LOW CORRELATION: Gold has historically served as a diversifier relative to traditional stocks and bonds.

Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus. The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

Total Returns (%)

	Cumulative			Average Annual					Inception
	3-Mth	6-Mth	YTD	1-Yr	3-Yr	5-Yr	10-Yr	Inception	Date
Market Price Return	-2.66	5.12	5.12	6.08	—	—	—	6.08	6/30/2022
NAV Returns	-3.44	5.44	5.44	5.10	—	—	—	5.10	6/30/2022
Benchmark	-3.41	5.43	5.43	5.24	—	—	—	—	—

Calendar Year Total Returns (%)

	2022	2021	2020	2019	2018	2017	2016	2015	2014	2013
Market Price Return	—	—	—	—	—	—	—	—	—	—
NAV Returns	—	—	—	—	—	—	—	—	—	—
Benchmark	—	—	—	—	—	—	—	—	—	—

Performance data represents past performance, which does not guarantee future results. *Current performance may differ from figures shown. The fund's investment return and principal value will change with market conditions, and you may have a gain or a loss when you sell your shares. Total returns assume the reinvestment of all distributions and the deduction of all fund expenses. An investor cannot invest directly in an index, and unmanaged index returns do not reflect any fees, expenses or sales charges. Please call Franklin Templeton at (800) DIAL BEN/(800) 342-5236 or visit franklintempleton.com for the most recent month-end performance.*

Net Asset Value (NAV) returns are based on the NAV of the ETF; Market Price returns are based upon the official closing price of the ETF's shares. Returns are average annualized total returns, except for those periods of less than one year, which are cumulative. Market Price returns are calculated using the closing price as of 1 p.m. Pacific time on each trading day (when NAV is normally determined for most Funds), and do not represent the returns you would receive if you traded shares at other times.

The Fund's only ordinary recurring expense is the Sponsor's annual fee applied to the NAV of the Fund. The Sponsor's annual fee accrues daily and is payable by the Fund monthly in arrears. The Fund's expenses will reduce the NAV of the Fund.

Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). The Fund is a series of Franklin Templeton Holdings Trust (the "Trust"). The Trust is a Delaware statutory trust that was formed on April 19, 2021. Shares of the Fund are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, or "BNYM," is the Administrator (the "Administrator") and Transfer Agent (the "Transfer Agent") of the Fund. BNYM also serves as the custodian of the Fund's cash, if any. JPMorgan Chase Bank, N.A., London branch ("JPMorgan"), serves as the custodian (the "Custodian") of the Fund's gold bullion. Delaware Trust Company, a subsidiary of the Corporation Services Company, is the sole trustee of the Trust (the "Trustee"). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent").

Fund Overview

Fund Inception Date	06/30/2022
Sponsor Fee	0.15%
ETF Category	Passive
Asset Class	Alternatives
Listed Exchange	NYSE Arca
NYSE Arca Ticker	FGDL
CUSIP	354 73M 105
ISIN	US35473M1053
Administrator	Bank of New York Mellon
Trustee	Delaware Trust Company
Auditor	PricewaterhouseCoopers
Vault Inspector	Inspectorate Intl Ltd (Bureau Veritas)
Gold Custodian	JPMorgan Chase Bank, N.A.
Marketing Agent	Franklin Distributors, LLC

Benchmark(s)

LBMA Gold Price PM

Fund Characteristics

	Fund
Total Net Assets	$93.32 Million

What should I know before investing?

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus. **The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual Funds or ETFs registered under the 1940 Act.** The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA. **An investment in the Fund is subject to market risk with respect to the gold markets.** The market price of gold bullion has been historically unpredictable, and the market price of the gold bullion held by the Fund may go up and down, sometimes rapidly or unpredictably. The Fund is not a diversified investment and, therefore, may be more volatile than other investments. **An investment in the Fund is not intended as a complete investment plan.** Because the Fund principally holds only gold bullion, an investment in the Fund may be more volatile than an investment in a more broadly diversified portfolio and may fluctuate substantially over time. **Large-scale distress sales of gold** may have a negative impact on the price of gold and reduce the value of an investment in the Fund. In addition, global or regional military conflicts or acts of aggression may negatively affect global expectations for economic growth, exacerbate inflationary pressures, disrupt gold trading markets and/or supply chains and result in protracted volatility, which could have an adverse effect on the value of the Fund's investments. The value of the Fund's gold bullion holdings is generally determined based on the 3:00 p.m. LBMA Gold Price (which is commonly referred to as the LBMA Gold Price PM), as described in the prospectus. Potential discrepancies in the calculation of the LBMA Gold Price PM, as well as any future changes to the LBMA Gold Price PM, could have an adverse effect on the methodology used to calculate the value of an investment in the Fund. In the event that the LBMA Gold Price PM does not prove to be an accurate benchmark and the LBMA Gold Price PM varies materially from the price determined by other mechanisms, the Fund's NAV and the value of an investment in the Fund's shares could be adversely affected. The Fund's shares may trade at a price which is at, above or below the NAV per share. The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell gold bullion at times when its price is high, or to acquire gold bullion at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from gold price decreases. An investment in the Fund's shares is not suitable for all investors. The Fund's shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. **The Fund is subject to responsible sourcing due diligence risk.** The Fund is designed to offer investors exposure to responsibly sourced gold as defined by the Fund in a pooled investment vehicle structure. The Fund defines responsibly sourced gold with reference to the specific criteria established and monitored by the LBMA through its Responsible Sourcing Program and the Gold Guidance thereunder. The Fund does not establish, maintain, monitor or control the standards or requirements under the LBMA Responsible Sourcing Program or the Gold Guidance. Accordingly, an investment in the Fund is subject to the risk that the standards as may be established or amended from time to time do not function as intended or that material violations of the standards are not detected or enforced in a timely manner or at all. The standards may be inadequate or ineffective in mitigating various risks in the LBMA gold sourcing supply chain. These risks may be more pronounced with respect to holdings of recycled gold. Neither the Sponsor nor the Fund is responsible for setting, implementing or enforcing the LBMA's Good Delivery standards and may have limited or no ability to independently verify gold sourcing due diligence undertaken by the LBMA. Similarly, the Fund and the Sponsor cannot guarantee all gold held by the Fund, including gold derived from recycled sources, is 100% ethically sourced or compliant with the Gold Guidance. The Fund is not an actively managed investment vehicle. The Sponsor does not make any decision or assessment related to gold sourcing based on its subjective judgment. The amount of gold represented by each Fund share will decrease over the life of the Fund due to the sales of gold necessary to pay the Sponsor's fee and Fund expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the Fund's shares will also decline and you will lose money on your investment in Fund shares. There are special risks related to the custody of the Fund's gold bullion. Failure by the custodian to exercise due care in the safekeeping of the Fund's gold bullion could result in a loss to the Fund.

Important Information

Effective May 19, 2023, Franklin Responsibly Sourced Gold ETF changed it's ticker to FGDL.

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.

ETF shares may be bought or sold throughout the day at their market price, not their Net Asset Value (NAV), on the exchange on which they are listed. Shares of ETFs are tradable on secondary markets and may trade either at a premium or a discount to their NAV on the secondary market.

Canada: This content is intended only for Canadian institutional investors that qualify as "permitted clients" as defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations. U.S. securities laws generally limit a non-U.S. fund's purchase of a U.S. registered mutual fund or ETF (a "U.S. Fund") to no more than 3% of the U.S. Fund's voting stock. You should consult your legal counsel prior to investing in a U.S. Fund.

All references to **LBMA Gold Price PM** are used with the permission of ICE Benchmark Administration Limited and have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced. Information is historical and may not reflect current or future portfolio characteristics. All portfolio holdings are subject to change. Important data provider notices and terms available at www.franklintempletondatasources.com.

Before investing, carefully consider a fund's investment objectives, risks, charges and expenses. You can find this and other information in each prospectus, or summary prospectus, if available, at www.franklintempleton.com. Please read it carefully.